SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

NexPoint Credit Strategies Fund

(Name of Issuer)

Common Stock

(Title of Class of Securities)

65340G106

(CUSIP NUMBER)

Thomas Surgent, Chief Compliance Officer

Highland Capital Management, L.P.

300 Crescent Court, Suite 700

Dallas, Texas 75201

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 26, 2015

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 65340G106	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Highland Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,435,399.6322
	8	SHARED VOTING POWER 962,311.1579
	9	SOLE DISPOSITIVE POWER 1,435,399.6322
	10	SHARED DISPOSITIVE POWER 962,311.1579
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,397,710.7901
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON* IA, PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 65340G106	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James D. Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC/AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 69,970.4057
	8	SHARED VOTING POWER 8,316,719.6743
	9	SOLE DISPOSITIVE POWER 69,970.4057
	10	SHARED DISPOSITIVE POWER 8,316,719.6743
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,386,690.08
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%
14	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 65340G106	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Grant J. Scott
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,776,624.9197
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,776,624.9197
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,776,624.9197
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D/A

This Amendment No. 8 (this “Amendment”) is being filed on behalf of Highland Capital Management, L.P., a Delaware limited partnership (“Highland Capital”), James D. Dondero, and Grant J. Scott (collectively, the “Reporting Persons”), and amends the Schedule 13D filed with the United States Securities and Exchange Commission on September 24, 2014, as subsequently amended on October 24, 2014, as subsequently amended on October 31, 2014, as subsequently amended on February 27, 2015, as subsequently amended on March 12, 2015, as subsequently amended on April 29, 2015, as subsequently amended on August 5, 2015, as subsequently amended on August 11, 2015 relating to the Common Stock (the “Common Stock”), of NexPoint Credit Strategies Fund, a Delaware statutory trust (the “Issuer”), held by the Reporting Persons and certain related or other entities.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is supplementally amended as follows.

Item 2. Identity and Background

(a) This Amendment is filed by and on behalf of each of the following persons: (i) Highland Capital, (ii) James D. Dondero, and (iii) Grant J. Scott.

Each of the Reporting Persons may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Act”). Each of the Reporting Persons declares that neither the filing of this Amendment nor anything herein shall be construed as evidence that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.

(b) The address of the principal business office of each of the Reporting Persons is 300 Crescent Court, Suite 700, Dallas, Texas 75201.

(c) The principal business of Highland Capital, a registered investment adviser, is acting as investment adviser and/or manager to affiliates of Highland Capital. The principal business of Mr. Dondero is managing affiliates of Highland Capital. Mr. Dondero may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or for the benefit of Highland Capital. The principal business of Grant J. Scott is serving as trustee of a trust.

(d) During the last five years, neither of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons controlling the Reporting Persons, has been convicted in a criminal proceeding in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

(e) During the last five years, neither of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons controlling the Reporting Persons, was a party to a civil proceeding in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

(f) Mr. Dondero is a United States citizen. Highland Capital is a Delaware entity. Mr. Scott is a United States citizen.

Item 3. Source and Amount of Funds

The responses to Items 4, 5 and 6 of the Schedule 13D are incorporated herein by reference.

As of August 28, 2015, the Reporting Persons had invested approximately $ 73,415,328.90 (inclusive of brokerage commissions) in the securities of the Issuer. The source of these funds was the working capital of the Reporting Persons.

Purchases of securities are typically effected through margin accounts maintained with brokers, which may extend margin credit as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the brokers’ credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 5. Interest in Securities of the Issuer

(a) As of August 28, 2015, (i) Highland Capital may be deemed to beneficially own 2,397,710.7901 shares of Common Stock, which represents approximately 3.8% of the outstanding Common Stock; (ii) James D. Dondero may be deemed to beneficially own 8,386,690.08 shares of Common Stock, which represents approximately 13.1% of the outstanding Common Stock; and (iii) Grant J. Scott, in his capacity of trustee of a trust, may be deemed to beneficially own 5,776,624.9197 shares of Common Stock, which represents approximately 9.0% of the outstanding Common Stock. James D. Dondero has the right to acquire beneficial ownership of the 5,776,624.9197 shares of Common Stock owned by the trust referred to in the preceding sentence.

(b)

Name of Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Highland Capital Management, L.P.[1]	1,435,399.6322	962,311.1579	1,435,399.6322	962,311.1579
James D. Dondero[2]	69,970.4057	8,316,719.6743	69,970.4057	8,316,719.6743
Grant J. Scott[3]	5,776,624.9197	0	5,776,624.9197	0

(c) Except as previously disclosed in the Schedule 13D, Annex A attached hereto lists all transactions in the Common Stock during the past sixty (60) days by the Reporting Persons. Except as otherwise noted, the transactions in the Common Stock were effected in the open market.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses to Items 3, 4 and 5 of this Schedule 13D are incorporated herein by reference.

[1]	These shares are held by Highland Capital both directly and indirectly through advised accounts. Mr. Dondero is the President and the director of the general partner of Highland Capital, and may be deemed to be an indirect beneficial owner of the shares held by Highland Capital. Mr. Dondero disclaims beneficial ownership of such shares.
[2]	Includes shares held by Mr. Dondero directly and indirectly through Highland Capital and its affiliates (as described in footnote (1) above), an employee benefit plan and a trust. Also includes shares that Mr. Dondero has the right to acquire beneficial ownership of that are held by the trust referred to in Item 5(a), for which he does not serve as trustee. Mr. Dondero is the President and the director of the general partner of Highland Capital, and may be deemed to be an indirect beneficial owner of the shares held by Highland Capital. Mr. Dondero disclaims beneficial ownership of such shares.
[3]	Includes shares that Mr. Scott may be deemed to beneficially own as the trustee of the trust referred to in Item 5(a).

From time to time, the trust referred to in Item 5(a) may loan up to an aggregate amount of approximately 5,500,000 shares of Common Stock to one or more of the Reporting Persons or their affiliates, which shares are subsequently pledged to Jefferies & Company, Inc. (“Jefferies”) as collateral for margin credit extended by Jefferies to such affiliate(s).

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement by and among the Reporting Persons.

Dated: September 1, 2015

HIGHLAND CAPITAL MANAGEMENT, L.P.

By:	Strand Advisors, Inc., its general partner

	By:	/s/ James D. Dondero
Name: James D. Dondero
Title: President

/s/ James D. Dondero
James D. Dondero

/s/ Grant J. Scott
Grant J. Scott

ANNEX A

TRANSACTIONS

The following table sets forth all transactions with respect to the Common Stock effected in the last sixty (60) days by the Reporting Persons or on behalf of the Reporting Persons in respect of the shares of Common Stock, inclusive of any transactions effected through 4:00 p.m., New York City time, on August 28, 2015.

Date	Effected By	Purchase/Sale	Quantity	Price
7/31/2015	Trust referred to in Item 5(a)	Purchase	156,927.32	$7.1772
8/20/2015	Trust referred to in Item 5(a)	Purchase	174,544.96	$6.5131